UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. ___________)*

                            inTEST CORPORATION
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)

                                461147100
                             (CUSIP Number)

                             August 3, 1998
            (Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

____  Rule 13d-1(b)

 X    Rule 13d-1(c)

____  Rule 13d-1(d)

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CUSIP No.    461147100

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Douglas W. Smith

    2.  Check the Appropriate Box if a Member of a Group (See
        Instructions)
        (a)

        (b)

    3.  SEC  Use Only

    4.  Citizenship or Place of Organization
             United States of America

Number of
Shares Beneficially
Owned by Each
Reporting
Person With:

    5.  Sole Voting Power:  593,750

    6.  Shared Voting Power:  -0-

    7.  Sole Dispositive Power:  593,750

    8.  Shared Dispositive Power:  -0-

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  593,750

    10. Check if the Aggregate Amount in Row (11) Excludes Certain shares

    11. Percent of Class Represented by amount in Row (11):  9.1%

    12. Type of Reporting Person (See Instructions)  IN


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                                Schedule 13G
                     Responses to Items 1-10 and Signature

ITEM 1.

   (a)  Name of Issuer

        inTEST Corporation

   (b)  Address of Issuer's Principal Executive Offices

        2 Pin Oak Lane
        Cherry Hill, NJ 08034

ITEM 2.

   (a)  Name of Person Filing

        Douglas W. Smith

   (b)  Address of Principal Business Office or, if none, Residence

        c/o 2 Pin Oak Lane
        Cherry Hill, NJ 08034

   (c)  Citizenship

        USA

   (d)  Title of Class of Securities

        Common Stock, Par Value $. 01 Per Share

   (e)  CUSIP Number
          461147100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)  Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).

   (b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e)  An investment adviser in accordance with Section
        240.13d-1(b)(1)(ii)(E);

   (f) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


   (g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);


   (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


   (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


   (j)  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



ITEM 4.  OWNERSHIP

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


   (a)  Amount beneficially owned:   593,750

   (b)  Percent of class:  9.1%

   (c)  Number of shares as to which the person has:

        (i)  Sole power to vote or to direct the vote :  593,750

        (ii) Shared power to vote or to direct the vote:  -0-

        (iii)Sole power to dispose or to direct the disposition of:  593,750

        (iv) Shared power to dispose or to direct the disposition of :  -0-

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Not applicable.

ITEM 9.

   Not applicable.

ITEM 10. CERTIFICATION

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   August 31, 1998                        By: /s/ Douglas W. Smith
      ---------------------                        ---------------------
                                                      Douglas W. Smith